SEC
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FEB 27 2008

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SECURITIES AND E
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53686

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Professional Funds Distributor, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

760 Moore Rd.
(No. and Street)

King of Prussia (City), PA (State), 19406 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip H. Rinnander, President — 610-337-9403 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Siana Carr O'Connor LLP
(Name – *if individual, state last, first, middle name*)

1500 E. Lancaster Avenue, Suite 202 (Address), Paoli (City), PA (State), 19301 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Philip H. Rinnander President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Professional Funds Distributor, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
JENNIFER K DIVALERIO
Notary Public
NORRISTOWN BOROUGH, MONTGOMERY COUNTY
My Commission Expires Aug 5, 2011

Philip H. Rinnander
Signature

President
Title

Jennifer K DiValerio
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Report

PROFESSIONAL FUNDS DISTRIBUTOR, LLC

December 31, 2007 and 2006

SIANA CARR & O'CONNOR, LLP

CERTIFIED PUBLIC ACCOUNTANTS

PROFESSIONAL FUNDS DISTRIBUTOR, LLC

Financial Statements and Supplementary Financial Information

December 31, 2007 and 2006

and

INDEPENDENT AUDITOR'S REPORT

INDEX

SIANA
CARR &
O'CONNOR, LLP

Members of.
American Institute of Certified Public Accountants
Pennsylvania Institute of Certified Public Accountants
Private Companies Practice Section of American
Institute of Certified Public Accountants

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Directors of
Professional Funds Distributor, LLC
King of Prussia, Pennsylvania

We have audited the accompanying statements of financial condition of Professional Funds Distributor, LLC (the Company) as of December 31, 2007 and 2006, and the related statements of operations and member's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Professional Funds Distributor, LLC as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with U. S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 7 to 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Siana Carr & O'Connor, LLP
SIANA CARR & O'CONNOR, LLP

February 13, 2008

1500 E. Lancaster Avenue, Paoli, Pennsylvania 19301 Telephone (610) 296-4200 Fax: (610) 296-3659 Email: solutions@scocpa.com

PROFESSIONAL FUNDS DISTRIBUTOR, LLC
Statements of Financial Condition
December 31, 2007 and 2006

Assets	2007	2006
Cash	$171,856	$1,806,688
Accounts receivable	33,652	19,104
Deposits	2,711	5,536
Marketable securities	77	180
Property and equipment, net	1,752	2,281
Total assets	$210,048	$1,833,789
Liabilities and member's equity		
Liabilities:		
Accrued expenses	$ 5,110	$ 5,700
Payables to non-customers	33,704	1,643,622
Total liabilities	38,814	1,649,322
Member's equity	171,234	184,467
Total liabilities and member's equity	$210,048	$1,833,789

(The accompanying notes are an integral part of these financial statements.)

PROFESSIONAL FUNDS DISTRIBUTOR, LLC
Statements of Operations and Member's Equity
For the Years Ended December 31, 2007 and 2006

	2007	2006
Revenues:		
Consulting income	$248,750	$135,000
Interest income	62,238	48,970
Other income	35,000	-0-
Unrealized gain (loss) on marketable securities	(123)	13
Total revenues	345,865	183,983
Expenses:		
Advertising	13,920	14,310
Consulting	332,500	176,500
Depreciation	529	881
Insurance	706	616
Licenses and permits	31,737	26,402
Loss on sale of assets	-0-	204
Office supplies & expense	6,892	4,812
Postage and delivery	1,196	1,183
Professional fees	7,942	12,090
Rent	4,000	4,000
Travel and entertainment	2,428	1,041
Expense reimbursements from customers	(47,752)	(66,700)
Total expenses	354,098	175,339
Net income (loss)	(8,233)	8,644
Member's equity - beginning of year	184,467	65,823
Member contributions	-0-	120,000
Member distributions	(5,000)	(10,000)
Member's equity - end of year	$171,234	$184,467

(The accompanying notes are an integral part of these financial statements.)

PROFESSIONAL FUNDS DISTRIBUTOR, LLC
Statements of Cash Flows
For the Years Ended December 31, 2007 and 2006

	2007	2006
Cash flows from operating activities:		
Net income (loss)	$ (8,233)	$ 8,644
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation	529	881
Loss on sale of assets	-0-	204
Unrealized (gain) loss on marketable securities	123	(13)
(Increase) decrease in accounts receivable	(14,548)	4,961
Decrease in deposits	2,825	903
Decrease in accrued expenses	(590)	(3,210)
Increase (decrease) in payables to non-customers	(1,609,918)	1,456,349
Net cash provided (used) by operating activities	(1,629,812)	1,468,719
Cash flows from investing activities:		
Purchase of property and equipment	-0-	(1,532)
Purchase of marketable securities	(20)	-0-
Net cash used by investing activities	(20)	(1,532)
Cash flows from financing activities:		
Member contributions	-0-	120,000
Member distributions	(5,000)	(10,000)
Net cash provided (used) by financing activities	(5,000)	110,000
Net increase (decrease) in cash	(1,634,832)	1,577,187
Cash - beginning of year	1,806,688	229,501
Cash - end of year	$ 171,856	$1,806,688

(The accompanying notes are an integral part of these financial statements.)

PROFESSIONAL FUNDS DISTRIBUTOR, LLC
Notes to Financial Statements
December 31, 2007 and 2006

(1) ORGANIZATION AND BACKGROUND

Professional Funds Distributor, LLC (the Company), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. The Company is a single member Delaware limited liability company.

(2) SIGNIFICANT ACCOUNTING POLICIES

Consulting income

The Company earns consulting income in the form of an annual fee that is received on a monthly and quarterly basis. The revenue is recognized evenly over the term of the contract.

Accounts receivable

The Company carries its accounts receivable at cost and establishes an allowance for doubtful accounts based on a history of past write-offs and collections. A receivable is considered past due if payments have not been received by the Company for 90 days. Accounts are written off as uncollectible if no payments are received after 90 days. At December 31, 2007 and 2006, the Company considered accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Income taxes

The Company is not a taxpaying entity for federal or state income tax purposes, and thus no income tax expense has been recorded in the statements. Income of the Company is taxed to the member on his individual tax return.

(3) CONCENTRATIONS OF CREDIT RISK

Cash in excess of FDIC insurance

At various times during the year, the Company's cash balances exceeded the federally insured limit. At December 31, 2007, the Company's uninsured cash balances totaled $297,497.

(4) MAJOR CUSTOMERS

The Company serves as a distributor and principal underwriter for a few large customers. For the years ended December 31, 2007 and 2006, consulting income received from these customers represented 80% and 93% of total revenues, respectively. Under these agreements, the Company is to be reimbursed for all registration fees and various out-of-pocket expenses. Reimbursements from these customers totaled $37,364 and $66,700 for the years ended December 31, 2007 and 2006, respectively.

(5) NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and a ratio of aggregate indebtedness to net capital, not exceeding 15 to 1. At December 31, 2007, the Company had net capital, as defined, of $148,110, which was $143,110 in excess of its minimum required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .26 to 1 as of December 31, 2007.

The SEC customer protection rule (Rule 15c3-3) requires the maintenance of reserves for customers accounts. The Company is exempt from this under SEC Rule 15c3-3(k)(1), because its business is limited to the distribution of mutual funds and/or variable life insurance or annuities. The Company does not hold customer funds or safekeep customer securities. Therefore, Schedules II and III on pages 8 and 9 are not applicable.

(6) RELATED PARTY TRANSACTIONS

The Company had a servicing agreement with a party related through common ownership under which it received office space and professional services. Effective January 1, 2007, the Company replaced the above agreement with a one year servicing agreement with another party related through common ownership and management. Under this agreement, the Company receives office space and professional services. Servicing fees paid under these agreements totaled $323,500 and $170,500 for the years ended December 31, 2007 and 2006, respectively, and have been included in consulting expense. If the Company was autonomous, its financial position and results of operations could significantly differ from those presented as of and for the years ended December 31, 2007 and 2006.

(7) LEASE COMMITMENTS

The Company leases additional office space under a license agreement. This agreement renews annually. Rent expense incurred in connection with this lease was $4,000 for the years ended December 31, 2007 and 2006.

SUPPLEMENTARY

FINANCIAL

INFORMATION

Schedule I

PROFESSIONAL FUNDS DISTRIBUTOR, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2007

Net capital:	
Total member's equity	$171,234
Less - ownership equity not allowable for net capital	-0-
Total member's equity qualified for net capital	171,234
Less - total non-allowable assets	23,112
Less - haircuts on securities	12
Net capital	$148,110
Aggregate indebtedness	$ 38,814
Total aggregate indebtedness	$ 38,814
Computation of basic net capital requirement:	
Net capital requirement	$ 5,000
Net capital	148,110
Excess of net capital	$143,110
Excess of net capital at 1000 %	$144,228
Ratio of aggregate indebtedness to net capital	.26 to 1

Schedule II

PROFESSIONAL FUNDS DISTRIBUTOR, LLC
Computation for Determination of Reserve Requirement Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2007

Not Applicable: The Company's business is limited to the distribution of mutual funds and/or variable life insurance or annuities. The Company does not hold customer funds or safekeep customer securities.

PROFESSIONAL FUNDS DISTRIBUTOR, LLC
Information Relating to Possession or Control Requirement
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2007

Not Applicable: The Company's business is limited to the distribution of mutual funds and/or variable life insurance or annuities. The Company does not hold customer funds or safekeep customer securities.

PROFESSIONAL FUNDS DISTRIBUTOR, LLC
Notes to Supplemental Schedules
December 31, 2007

Reconciliation of the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2007 Focus Part IIA filing.

Not Applicable: There are no differences between the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2007 FOCUS Part IIA filing.

Independent Auditor's Report on
Internal Control
Required by SEC Rule 17a-5

PROFESSIONAL FUNDS DISTRIBUTOR, LLC
Year Ended December 31, 2007

SIANA CARR & O'CONNOR, LLP

CERTIFIED PUBLIC ACCOUNTANTS

SIANA
CARR &
O'CONNOR, LLP

Members of:
American Institute of Certified Public Accountants
Pennsylvania Institute of Certified Public Accountants
Private Companies Practice Section of American Institute of Certified Public Accountants

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Directors of
Professional Funds Distributor, LLC
King of Prussia, Pennsylvania

In planning and performing our audit of the financial statements of Professional Funds Distributor, LLC (the Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling that responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in

accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Siana Carr & O'Connor, LLP

SIANA CARR & O'CONNOR, LLP

February 13, 2008

END